November 22, 2019

David M. Maura
President and Chief Executive Officer
Mosaic Acquisition Corp.
375 Park Avenue
New York, NY 10152

       Re: Mosaic Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed November 18, 2019
           File No. 333-233911

Dear Mr. Maura:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2019 letter.

Amendment No. 2 to Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 78

1. We note your response to comment 3 and your statement that "all existing Vivint Smart
       Home equity holders ... are entitled to receive at the time of the merger a portion of the earnout shares... based on their relative share ownership in Vivint Smart Home immediately prior to the merger ('Earnout Shares')." In connection with your determination of the accounting related to Earnout shares which you state is still ongoing, tell us how you considered the applicability of ASC 480-10-25-8 and 9 as they relate to such shares.
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany 22, 2019
November NameMosaic Acquisition Corp.
November 22, 2019 Page 2
Page 2
FirstName LastName
2. We note that the issuance of 25 million shares (or 12.5 million shares at each instance when each of the VWAP thresholds is met) would significantly dilute shares then outstanding. Additionally, the value of the shares to settle such earnouts is material to your pro forma balance sheet. In a note to the pro forma financial statements, please quantify the contingent value of such earnouts and the related number of shares which have been excluded in your pro forma presentations to provide investors a more comprehensive understanding of all related transactions.
Critical Accounting Policies and Estimates
Capitalized Contract Costs, page 192

3. Please expand your impairment policy disclosure to clearly describe your full compliance with the guidance in ASC 340-40-35-3, consistent with your response to comment 7.
Vivint Smart Home's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Covenant Compliance, page 214

4.       Please confirm that the calculation of the non-GAAP measure "Covenant
Adjusted
         EBITDA," as disclosed on pages 214-215, is identical to what is specified in the credit agreements governing the revolving credit facility, the 2024 Term Loan B, and the existing notes.
5. We note the disclosure regarding your ability to satisfy tests based on Covenant Adjusted
         EDITDA for the applicable four-quarter period. Revise the disclosure on page 215 to limit the disclosure of this non-GAAP measure to the most recent four-quarter period.
         Also, disclose the results of the tests described on page 214 as of the most recent four-
         quarter period. Indicate whether you are at risk of failing any of the tests and advise us.
Material U.S. Federal Income Tax Consequences, page 283

6. We have considered the changes to the tax disclosure in response to prior comment 4 and the tax opinions filed as Exhibits 8.1 and 8.2. Further revise the disclosure on pages 284 and 285 to indicate you have received a tax opinion from Paul, Weiss that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. Remove language suggesting that the material tax consequences that counsel is opining upon assume the merger is treated as a reorganization within the meaning of
         Section 368(a) of the Code.
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany 22, 2019
November NameMosaic Acquisition Corp.
Page 3
November 22, 2019 Page 3
FirstName LastName
        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Raphael Russo